WATERSHED MEDICAL, INC.

OMNIBUS AMENDMENT TO
AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT AND
AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

This OMNIBUS AMENDMENT TO AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT AND AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT AND AMENDED (this "***Amendment***") is made and entered into as of September [__], 2025, by and among Watershed Medical, Inc. (the "***Company***") and the undersigned parties (the "***Requisite Holders***").

RECITALS

WHEREAS, the Company, the Requisite Holders and other stockholders of the Company are bound by the terms of (i) that certain Amended and Restated Investors' Rights Agreement (the "***Rights Agreement***") and (ii) that certain Amended and Restated Right of First Refusal and Co-Sale Agreement (the "***Co-Sale Agreement***" and together with the Rights Agreement, the "***Stockholder Agreements***"), each dated as of October 17, 2022;

WHEREAS, pursuant to Section 6.6 of the Rights Agreement, the Rights Agreement may be amended with the written consent of (a) the Company and (b) the holders of a majority of the shares of Registrable Securities (as defined therein) then outstanding (the "***Rights Agreement Holders***");

WHEREAS, pursuant to Section 6.8 of the Co-Sale Agreement, the Co-Sale Agreement may be amended with the written consent of (a) the Company; (b) the Key Holders (as defined therein) holding a majority of the shares of Transfer Stock (as defined therein) then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants; and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of the Preferred Stock (as defined therein) held by the Investors (as defined therein) (voting as a single class and on an as-converted basis) (collectively, the "***Co-Sale Agreement Holders***"); and

WHEREAS, the Company and the undersigned Requisite Holders desire to amend the Stockholder Agreements as provided herein.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual agreements, covenants and consideration contained herein, the parties hereto hereby agree as follows:

1.   <u>Amendment No. 1 to Rights Agreement</u>. Section 1.23 of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

"***Preferred Stock***" means, collectively, all shares of Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Bridge Preferred Stock and the Company's Series CF Preferred Stock, par value $0.0001."

2.   <u>Amendment No. 1 to Co-Sale Agreement</u>. Section 1.11 of the Co-Sale Agreement is hereby amended and restated in its entirety to read as follows:

"**_Preferred Stock_**" means, collectively, all shares of Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Bridge Preferred Stock and the Company's Series CF Preferred Stock, par value $0.0001."

3.   <u>Governing Law</u>. This Amendment will be governed by and construed under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of laws principles. The parties agree that any action brought by either party under or in relation to this Amendment, including without limitation to interpret or enforce any provision of this Amendment, will be brought in, and each party agrees to and does hereby submit to the jurisdiction and venue of, Chancery Courts located in Delaware**.**

4.   <u>Entire Agreement</u>. This Amendment constitutes the full and entire understanding among the parties regarding the subject matter of this Amendment**.**

5.   <u>Amendment Limited</u>. Other than as set forth in this Amendment, all of the terms and conditions of the Stockholder Agreements will continue in full force and effect**.**

6.   <u>Counterparts</u>. This Amendment may be executed and delivered by electronic or facsimile signature and in two or more counterparts, each of which will constitute an original, but all of which, when taken together, will constitute but one agreement**.**

7.   <u>Amendment and Waiver</u>. Any provision of this Amendment may be amended or modified and/or the observance thereof may be waived or this Amendment terminated, only in accordance with the applicable amendment provisions of the Stockholder Agreements.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

COMPANY:

Date: WATERSHED MEDICAL, INC.

By: ___
Name: Christopher Kinsella
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

KEY HOLDER:

Date:

CHRISTOPHER KINSELLA

_____

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

KEY HOLDER:

Date: **CLAY NOLAN**

_____

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

Date: **AH-HA HOLDINGS, LLC**

                                               By: ___
                                               Name: Hans Hess
                                               Title: Manager

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

Date: _____   **CHARLESTON ANGEL PARTNERS 2021 LLC**

                                          By: ___
                                          Name: Will Cruz
                                          Title: Executive Director

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

Date: **DAVIS FAMILY HOLDINGS PTY LTD**

By: ___
Name: Paul Davis
Title: Investor

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

Date: _____   **DAVIS FAMILY HOLDINGS PTY LTD**

                                   By: ___
                                   Name: Paul Davis
                                   Title: Investor

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

Date: **LATERAL CAPITAL VI, LP**

By: ____
Name: John Lilly
Title: Managing Member

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

Date: **LIFE SCIENCE ANGELS INVESTORS IX, LLC**

By: ___
Name: Allan W. May
Title: Managing Member

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

Date: **MATTHEW MONAGHAN**

By: ___
Name: Matthew Monaghan

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

Date: **NOR-CAL INVEST, LLC**

By: ___
Name: Morten Simonsen
Title: Owner/Manager

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

Date: _____   **SSVP WATERSHED THERAPEUTICS LLC**

                                                   By: _____
                                                   Name: Raymond Rackley
                                                   Title: Managing Partner

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

Date: _____

WASHINGTON RESEARCH FOUNDATION

By: _____

Name: Loretta Little

Title: Managing Director

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

Date: **WICHTERMAN FAMILY TRUST**

By: ___
Name: William Wichterman
Title: Trustee